LIQUIDPISTON INC.

Note Purchase Agreement

This Note Purchase Agreement (this "Agreement") is made as of [EFFECTIVE DATE] (the "Effective Date") by and among LiquidPiston Inc., a Delaware corporation (the "Company"), and [INVESTOR NAME]   (the "Purchaser").

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.   Amount and Terms of the Note Purchase. Subject to the terms of this Agreement, the Purchaser agrees to lend to the Company $[AMOUNT]   (the "Loan Amount") against the issuance and delivery by the Company of a convertible promissory note for the Loan Amount in the form attached hereto as Exhibit A (the "Note").

2.   The Closing.

2.1   Closing Date. The closing of the purchase and sale of the Note (the "Closing") shall be held on the Effective Date, or at such other time as the Company and the Purchaser shall agree (the "Closing Date").

2.2   Delivery. At the Closing (a) the Purchaser will deliver to the Company by wire transfer funds the amount of the Purchaser's Loan Amount; and (b) the Company shall issue and deliver to the Purchaser the Note payable in the principal amount of the Purchaser's Loan Amount.

3.   Reporting. For so long as any payments are due under the Note, the Company shall provide to the Purchaser its regularly prepared internal quarterly financial statements within thirty (30) days following the end of each calendar quarter.

4.   Representations, Warranties and Covenants of the Company. The Company hereby represents, warrants and covenants to the Purchaser as follows:

4.1   Authorization. All action on the part of the Company and its managers necessary for the authorization, execution, delivery and performance of this Agreement and the Note by the Company and the performance of the Company's obligations hereunder and thereunder, has been taken or will be taken prior to the Closing. This Agreement and the Note, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, and, with respect to rights to indemnity, subject to federal and state securities laws. Any equity securities of the Company issued in compliance with the provisions the Note will be validly issued, fully paid and nonassessable and free of any liens or encumbrances.

4.2   Governmental Consents. All consents of, or registrations, qualifications, or filings with, any governmental authority, required on the part of the Company in connection

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with the valid execution and delivery of this Agreement, the offer, sale or issuance of the Note, conversion of the Note or the consummation of any other transaction contemplated hereby shall have been obtained and will be effective at the Closing, except for notices required or permitted to be filed with certain state and federal securities commissions, which notices will be timely filed.

        4.3   Offering. Assuming the accuracy of the representations and warranties of the Purchaser contained in the Note, the offer, issue, and sale of the Note are and on the Closing Date will be exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, and have been registered or qualified (or are exempt therefrom) under the registration, permit, or qualification requirements of all applicable state securities laws.

        5.   General Provisions.

        5.1   Binding Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

        5.2   Governing Law; Forum. This Agreement shall be governed by and construed in accordance with the laws of Delaware without regard for conflicts of laws rules. The parties consent to the exclusive jurisdiction and venue of any court in Hartford County, Connecticut in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein.

        5.3   Notices. Any notice required or permitted under this Agreement or the Note to any party shall be given in writing and shall be deemed effectively given upon (i) personal delivery, (ii) one business day after deposit with an national overnight carrier service addressed to such party at its address shown on the signature page hereto, or (iii) on the business day of electronic transmission to the e-mail address of such party as shown on the signature page hereto. A party may designate another address or e-mail address by written notice to the other party.

        5.4   Modification; Waiver. No modification or waiver of any provision of this Agreement or consent to departure therefrom shall be effective unless in writing and approved by the Company and the Purchaser.

        5.5   Entire Agreement. This Agreement and the Note constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

        5.6   Construction. The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against either party.

5.7   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Note Purchase Agreement as of the date first written above.

COMPANY:

LiquidPiston, Inc.

By: *Founder Signature*

Name: Alexander Shkolnik

Title: Chief Executive Officer

Address: LiquidPiston
                 1292a Blue Hills Ave
                 Bloomfield, CT 06002

PURCHASER:

Purchaser: [INVESTOR NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: _____

<u>Exhibit A</u>: Form of Convertible Promissory Note